Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-257768

Prospectus Supplement No. 3

(to Prospectus dated July 15, 2021)

23andMe Holding Co.

280,940,853 Shares of Class A Common Stock

467,670 Shares of Class A Common Stock

Up to 25,065,665 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 8,113,999 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 15, 2021 (the “Prospectus”), related to: (1) to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Holders”) of up to: (i) 280,940,853 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) 8,113,999 warrants to purchase shares of Class A Common Stock originally issued in a private placement and (2) the issuance by us of up to (i) 25,065,665 shares of Class A Common Stock that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share and (ii) 467,670 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding options, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and public warrants are listed on The Nasdaq Global Select Market (“Nasdaq”), under the symbols “ME” and “MEUSW,” respectively. On November 2, 2021, the closing price of a share of Class A Common Stock was $12.04 and the closing price for our public warrants was $3.16.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class  A Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2021

23andMe Holding Co.

(Exact name of registrant as specified in its charter)

Delaware	001-39587	87-1240344
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

223 N. Mathilda Avenue

Sunnyvale, California 94086

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 938-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	ME	The Nasdaq Global Select Market
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock	MEUSW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On November 1, 2021, 23andMe Holding Co. (“23andMe,” “we,” “us,” or “our”) completed the previously-announced acquisition of Lemonaid Health, Inc. (the “Company”) (the “Acquisition”), pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of October 21, 2021, by and among 23andMe, Life Merger Sub One, Inc., Life Merger Sub Two, Inc., the Company, and Fortis Advisors LLC, in its capacity as representative of the Indemnifying Parties (the “Securityholder Representative”). Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

At the Closing, pursuant to the terms of the Merger Agreement, as consideration for the transactions contemplated thereby and subject to certain adjustments as set forth in the Merger Agreement, 23andMe (i) paid aggregate cash consideration of approximately $88.63 million and (ii) issued 30,027,958 shares (the “Stock Consideration”) of Class A common stock of 23andMe, par value $0.0001 per share (the “Class A Common Stock”). The Stock Consideration excludes shares issuable upon exercise of outstanding unvested stock option awards previously issued by the Company that, pursuant to the terms of the Merger Agreement, were converted into unvested options of equivalent value, pursuant to the conversion ratio set forth in the Merger Agreement, to acquire shares of Class A Common Stock under the 23andMe Holding Co. 2021 Incentive Equity Plan. A portion of the cash consideration is being held in escrow to (i) provide 23andMe recourse for any purchase price adjustment and (ii) secure the indemnification obligations of the Indemnifying Parties.

The description of the Merger Agreement contained in Item 1.01 of the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by 23andMe on October 22, 2021 (the “Signing 8-K”) is incorporated herein by reference. The foregoing description and the summary description contained in Item 1.01 of the Signing 8-K do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Signing 8-K and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosures set forth in Item 2.01 with respect to the issuance of the Stock Consideration above are incorporated by reference into this Item 3.02.

Pursuant to the Merger Agreement, 23andMe issued the Stock Consideration solely to those individuals who are “accredited investors” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The shares of Class A Common Stock issued as Stock Consideration are restricted securities for purposes of Rule 144 under the Securities Act and subject to certain requirements restricting the resale of such shares, including certain holding period requirements. 23andMe did not engage in general solicitation or advertising with regard to the issuance and sale of the Class A Common Stock issued as Stock Consideration.

Item 7.01.	Regulation FD Disclosure.

On November 1, 2021, 23andMe issued a press release announcing the closing of the Acquisition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information furnished pursuant to this Item 7.01 and the accompanying Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, and is not to be incorporated by reference into any filing of 23andMe.

Item 8.01.	Other Events.

The following risk factors are provided to update the risk factors of 23andMe previously disclosed in 23andMe’s periodic reports filed with the SEC, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021:

We face additional risks as a result of the Acquisition and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of the Acquisition or do so within the anticipated timeframe.

On November 1, 2021, we completed our acquisition of the Company. As a result of the Acquisition, 23andMe faces various additional risks, including, among others, the following:

•

difficulties in integrating and managing the combined operations of the Company, and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

•	disruption to the Company’s business and operations and relationships with service providers and other partners;

•	loss of key employees of the Company and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;

•	diversion of management time and focus from operating our business to addressing Acquisition integration challenges;

•	diversion of significant resources from the ongoing development of our existing products, services, and operations;

•	failure to successfully realize our intended business strategy;

•	increase in the operating losses that we expect to incur in future periods;

•	regulatory complexities of integrating or managing the combined operations or expanding into other industries or parts of the healthcare industry;

•	greater than anticipated costs related to the integration of the Company’s business and operations into ours;

•	increase in compliance and related costs associated with the addition of a regulated business;

•

responsibility for the liabilities of the Company, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy controls and comply with applicable regulations; and

•

potential accounting charges to the extent intangibles recorded in connection with the Acquisition, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value.

Our ability to execute all such plans will depend on various factors, many of which remain outside our control. Any of these risks could adversely affect our business and financial results.

The process of integrating the Company’s operations into our operations could result in unforeseen operating difficulties and require significant resources.

The following factors, among others, could reduce our revenues and earnings, increase our operating costs, and result in a loss of projected synergies:

•

if we are unable to successfully integrate the duties, responsibilities, and other factors of interest to the management and employees of the acquired business, we could lose employees to our competitors, which could significantly affect our ability to operate the business and complete the integration;

•	if we are unable to implement and retain uniform standards, controls, policies, procedures, and information systems; and

•	if the integration process causes any delays with the delivery of our services, or the quality of those services, we could lose customers, which would reduce our revenues and earnings.

The process of integrating the Company and its associated services and technologies involves numerous risks that could materially and adversely affect our results of operations or stock price.

The following factors, among others, could materially and adversely affect our results of operations or stock price:

•	expenses related to the acquisition process and impairment charges to goodwill and other intangible assets related to the Acquisition;

•	the dilutive effect on earnings per share as a result of issuances of our stock and incurring operating losses;

•	stock volatility due to investors’ uncertainty regarding the value of the Company;

•	diversion of capital from other uses;

•	failure to achieve the anticipated benefits of the Acquisition in a timely manner, or at all; and

•	adverse outcome of litigation matters or other contingent liabilities assumed in or arising out of the Acquisition.

Notwithstanding the due diligence investigation we performed in connection with the Acquisition, the Company may have liabilities, losses, or other exposures for which we do not have adequate insurance coverage, indemnification, or other protection.

While we performed significant due diligence on the Company prior to signing the Merger Agreement, we are dependent on the accuracy and completeness of statements and disclosures made or actions taken by the Company and its representatives when conducting due diligence and evaluating the results of such due diligence. We did not control and may be unaware of activities of the Company before the Acquisition, including intellectual property and other litigation or disputes, information security vulnerabilities, violations of laws, policies, rules and regulations, commercial disputes, tax liabilities, and other liabilities.

Our post-closing recourse is limited under the Merger Agreement.

The Indemnifying Parties’ (as defined in the Merger Agreement) obligations to indemnify us are limited to, among others, breaches of specified representations and warranties and covenants included in the Merger Agreement and other specific indemnities as set forth in the Merger Agreement. In the event of a breach of a representation or warranty, we cannot recover in respect of a claim for indemnification pursuant to the Merger Agreement unless and until the indemnifiable losses exceed $2,000,000 (the “Deductible”), in which case we would only be entitled to recover solely such amounts in excess of the Deductible. Additionally, we may not recover losses in excess of $2,000,000 (the “Cap”). Notwithstanding the foregoing, the Deductible and the Cap do not apply to indemnification claims based on breaches of Fundamental Representations or Fraud (each as defined in the Merger Agreement); furthermore, the Cap does not apply to indemnification claims based on breaches of Specified Representations (as defined in the Merger Agreement).

We cannot make an indemnification claim against the Indemnifying Parties for a breach of a representation or warranty after the date that is 18 months after the date of closing of the Acquisition (the “Closing”); provided, however, (1) the Fundamental Representations survive the Closing and continue in full force and effect until 6 years after the Closing, (2) the Specified Representations survive the Closing and continue in full force and effect until 30 months after the Closing, and (3) any claim of Fraud survives the Closing indefinitely.

23andMe obtained a representation and warranty insurance policy to insure against certain losses arising from breaches of, or inaccuracies in, the representations and warranties of the Company. The policy is subject to a retention amount, exclusions, policy limits, and certain other terms and conditions.

If any issues arise post-closing, we may not be entitled to sufficient, or any, indemnification or recourse from the Indemnifying Parties, which could have a material adverse impact on our business and results of operations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger and Reorganization, by and among 23andMe, First Merger Sub, Second Merger Sub, the Company, and the Securityholder Representative, dated as of October 21, 2021 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39587), filed with the SEC on October 22, 2021)

99.1	23andMe Holding Co. Press Release, dated November 1, 2021.

104	Cover Page Interactive Data File—the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

23ANDME HOLDING CO.

By:	/s/ Kathy Hibbs
Name:	Kathy Hibbs
Title:	Chief Legal and Regulatory Counsel

Dated: November 2, 2021

Exhibit 99.1

23andMe Announces the Closing of its Acquisition of Lemonaid Health

SUNNYVALE, Calif., November 1, 2021 — 23andMe Holding Co. (Nasdaq: ME) (“23andMe”), a leading consumer genetics and research company, today announced that it has completed its previously-announced acquisition of Lemonaid Health, Inc. (“Lemonaid Health”), an on-demand platform for accessing medical care and pharmacy services online.

“This acquisition marks the first step in 23andMe’s journey to provide our customers with truly personalized healthcare, starting with genetics as the foundation,” said Anne Wojcicki, CEO and Co-Founder of 23andMe. “Lemonaid Health’s telemedicine platform and digital pharmacy will enable us to bring better healthcare to individuals in an affordable and accessible way, and ultimately empower people to take better control of their health.”

Lemonaid Health Co-founder and CEO Paul Johnson will serve as the Vice President and General Manager of 23andMe’s consumer business, which now includes Lemonaid Health. The U.K. business of Lemonaid Health will continue to be led by Ian Van Every, Managing Director and Co-Founder of Lemonaid Health.

Lemonaid Health’s medical and pharmacy services, including its team of physicians and nurse practitioners serving patients in all 50 states, will become an integral part of 23andMe’s consumer business. Lemonaid Health’s culture of innovation and its focus on patient care aligns perfectly with 23andMe’s commitment to consumer empowerment and its mission of enabling people to use their personal genetic health information to live healthier lives.

Advisors

Allen & Company LLC acted as financial advisor to 23andMe, and Morgan, Lewis & Bockius LLP was 23andMe’s legal advisor. Fenwick & West LLP and Nelson Hardiman LLP were Lemonaid Health’s legal advisors.

About 23andMe

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, 23andMe’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple Food and Drug Administration authorizations for genetic health risk reports. 23andMe has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions, and traits. The platform also powers the 23andMe therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

About Lemonaid Health

Lemonaid Health is a leading innovator in telemedicine and prescription drug delivery. The Lemonaid Health platform leverages clinical algorithms to augment its experienced medical providers’ knowledge base, enabling patients to quickly, safely and inexpensively get care and prescriptions for a variety of common medical conditions. The company’s mail order pharmacy ships medicine the same day. Lemonaid Health is taking on the challenge of creating a new and better healthcare system for the future. Learn more at lemonaidhealth.com.

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated benefits of 23andMe’s acquisition of Lemonaid Health (the “Transaction”). The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained herein are based on 23andMe’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of 23andMe), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to recognize the anticipated benefits of the Transaction; the effect of the Transaction on Lemonaid Health’s ability to retain and hire key personnel, its ability to maintain relationships with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from 23andMe’s ongoing business operations; and costs related to the Transaction. Except as required by law, 23andMe does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Contacts

Investor Relations Contact: investors@23andMe.com

Media Contact: press@23andMe.com